SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Commission File Number 000-55276

VERDE RESOURCES, INC.
(Name of registrant as specified in its charter)

Nevada	32-0457838
(State of Incorporation)	(I.R.S. Employer Identification Number)

Unit 701, 7/F, The Phoenix,
21-25 Luard Road, Wanchai, Hong Kong
(Address of principal executive offices)

Telephone:  (852) 21521223
  (Registrant’s telephone number, including area code)

VERDE RESOURCES, INC.
Unit 701, 7/F, The Phoenix,
21-25 Luard Road, Wanchai, Hong Kong
_________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

_________________

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUESTED NOT TO SEND US A PROXY

General

This Information Statement is being furnished to shareholders of record, as of February 10, 2016, of the outstanding shares of common stock, par value $0.001 of Verde Resources, Inc., a Nevada corporation (the “ Company ”), pursuant to Section 14(f) of the Security Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with a change of control, the resignation of an officer and director, and the appointment of new officer and members to the Company’s Board of Directors.

This Information Statement is provided for information purposes only.  We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

Directors and Executive Officers

Effective as of February 20, 2016, Mr. Wu Ming Ding will resign as President of the Company. Upon such resignation, Mr. Balakrishnan B S Muthu will be appointed as President to fill the vacancy created. Mr. Balakrishnan B S Muthu shall also remain as Treasurer, Chief Financial Officer and General Manager; and Mr. Liang Wai Keen shall remain as Secretary.

Effective as of February 20, 2016, Mr. Chen Ching will be appointed as Director of the Company. Mr. Chen has accepted such appointment. Thereupon, Mr. Wu Ming Ding will resign as Director of the Company. Accordingly, effective as of the 10th day after this Information Statement is filed with the Securities and Exchange Commission and transmitted to the shareholders of the Company, Mr. Chen Ching will become member of the Board of Directors, and the entire Board of Directors will consist of Mr. Balakrishnan B S Muthu and Mr. Chen Ching.

As of February 20, 2016, the new Board of Directors will be as follows:

Name	Age	Position

Balakrishnan B S Muthu No. 10 Jalan 5/10 Seksyen 5, Petaling Jaya, 46000 Selangor, Malaysia	53	Director

Chen Ching 16 Holland Hill, #12-12 Singapore 278745	55	Director (new)

Each of the directors will serve until the next annual meeting of shareholders of the Company, until his successor is elected and qualified or until his death, resignation or removal.  The following is information concerning the business backgrounds of each of the persons who are the newly nominated directors:

Mr. Chen Ching (55)

1979 - 1982:	Graduated with BA in Business Administration, University of Santa Clara
1990 - Present:	Managing Director, C&K Holdings Pte Ltd

Mr. Chen is a serial entrepreneur with many successes through his investment holding company C&K Holdings Pte Ltd with which he currently serves as the Managing Director. C&K Holdings. Pte Ltd was founded in Singapore in 1990 with diverse interests in Singapore, Malaysia, Taiwan, China, UK, Thailand and Vietnam; its portfolio spans property development and management, furniture manufacturing, fuel product technology, public transportation, software development, commodity electronic trading platform, and gold mining. Mr. Chen is also a director of Dynamic Offshore Pte Ltd, Premier International Holdings Pte Ltd and Dynamics Holding (Thailand) Co., Ltd.

Family Relationships

There are no family relationships among directors or executive officers of the Company.  Except as indicated above, no directorships are held by any director in a company which has a class of securities registered pursuant to Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.  Officers serve at the discretion of the Board of Directors.

Involvement in Certain Legal Proceedings

None of our directors, executive officers, promoters or control persons, or persons nominated to serve as such, has been involved in any of the following events during the past five years:

1. A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2. Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i.
Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity

ii.	Engaging in any type of business practice; or

iii.	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4. Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

5. Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

6. Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7. Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i.	Any Federal or State securities or commodities law or regulation; or

ii.
Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8. Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Voting Securities of the Company

As of the date of this Information Statement, there are 91,288,909 shares of Common Stock of the Company issued and outstanding.  Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table shows information concerning the identification and address of each person which was the beneficial owner of more than 5% of the Company’s outstanding 91,288,909 shares of Common Stock as of the date of this Information Statement, and each person that was an officer or director of the Company as of the date of this Information Statement:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (1)

Goldlynn Invest Limited (1)	4,746,341 Common Shares Direct Ownership	5.20%

Banavees Resources (2)	500,000 Common Shares Direct Ownership	0.55%

Directors and Executive officers as a Group	5,246,341 Common Shares	5.75%

Borneo Oil & Gas Corporation Sdn Bhd (3)	11,236,409 Common Shares Direct Ownership	12.31%

Internet.com Limited (4)	6,406,911 Common Shares Direct Ownership	7.02%

C&K Holdings Pte Ltd (5)	6,016,260 Common Shares Direct Ownership	6.59%

Dynamic State Investment Limited (6)	5,650,407 Common Shares Direct Ownership	6.19%

Notes:
(1)     Mr. Chen Ching, the incoming Company’s Director, is the beneficiary owner of Goldlynn Invest Limited.
(2)     Mr. Balakrishnan B S Muthu, the incoming Company’s President and current Company’s Chief Financial Officer and Director, is the beneficial owner of Banavees Resources.
(3)     Borneo Oil Berhad, a company listed on the main market of Bursa Malaysia, is the beneficial owner of Borneo Oil & Gas Corporation Sdn Bhd.
(4)    Mr. Wu Ming Ding, the outgoing Company’s President and Director, is the beneficial owner of Internet.com Limited
(5)    Mr. Chen Kung is the controlling shareholder of C&K Holdings Pte Ltd.
(6)    Ms Khoo Yong Ai is the controlling shareholder of Dynamic State Investments Limited.

Certain Relationships and Related Party Transactions

There are no material relationships between the Company and the current officers and directors or any of the persons expected to become directors or executive officers of the Company other than the transactions and relationships described below, or contemplated in the Agreement and the Installment Agreement.

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, or any person who will become a director upon completion of the transactions contemplated by the Agreement is a party, or any information that any such person is adverse to the Company or has a material interest adverse to the Company.

Compensation of Directors and Executive Officers and Other Matters

During the calendar year ended June 30, 2015, our Officers and Directors did not receive any compensation.  There are presently no plans or commitments with regard to such compensation or remuneration.  The Company has no employee benefit plans or other compensation plans.

The Company has not established a standing audit, nominating or compensation committee or committees.  As a result, the Company does not have an audit committee financial expert, as that term is defined in the Exchange Act.

The Board of Directors will not adopt a procedure for stockholders to send communications to the Board of Directors until it has considered and reviewed the merits of several possible alternative communications procedures.  The Company has no policy and does not presently intend to consider director candidates for election to the Board of Directors recommended by security holders, although that policy may be reconsidered in the future.

Compliance with Section 16(a) of the Securities Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 (the “ Exchange Act ”) requires the Company’s directors, executive officers and persons who own more than 10% of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports to changes in ownership of common stock and other equity securities of the Company. Officers and directors and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

The Company’s common stock is not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. Accordingly, officers, directors and principal shareholders are not subject to the beneficial ownership reporting requirements of Section 16(a) of the Exchange Act.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

VERDE RESOURCES, INC.
A Nevada corporation

By:     /s/ Wu Ming Ding
Wu Ming Ding, President
February 10, 2016